UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2021

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon
Hong Kong S.A.R.
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]           Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Information

Following the January 6, 2021 purchase of all work-in-progress consumer contracts of Petersen-Dean Inc. (“PDI”), for $875,000, on February 2, 2021, Solarjuice American Inc., a wholly owned subsidiary of the registrant (“SJA”), closed the acquisition of substantially all operating assets of PDI, including certain construction contracts with work-in-progress billings, fixed assets, intellectual property, and other assets, for total consideration of $6,850,000 plus the assumption of $11,000,000 of outstanding balance under an account receivables financing. SJA does not assume any other PDI obligations, except to cure existing leases or warranties.

Founded in 1984, Petersen-Dean, Inc. specializes in residential roofing and solar installations, frequently in cooperation with some of the nation’s largest builders and developers. With more than a million installations, the Pleasanton, CA-based company employs hundreds of installers and operates in five states: California, Florida, Nevada, Colorado, and Texas.

Since early 2020, PDI started to face the unprecedented disruption caused by the COVID-19 pandemic, which placed inexorable pressure on the business. As a result of the various shelter-in-place orders issued by local governments in response to the pandemic, PDI and its workforce were unable to operate at full capacity, as jobs were closed down or work has been halted at sites throughout the United States. This disruption caused a significant slowdown in collections, reductions in revenue, and cash-collection delays. As a result, PDI and 15 of its affiliates filed petitions for relief under chapter 11 of the United States Bankruptcy Code on June 11, 2020.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Asset Purchase and Sale Agreement, dated February 5, 2021, between Petersen-Dean, Inc. and the other Debtors named therein and Solarjuice American, Inc.
99.1	Press Release, dated March 1, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPI Energy Co., Ltd.

By	:	/s/ Xiaofeng Peng
Name	:	Xiaofeng Peng
Title	:	Chief Executive Officer

Date: March 1, 2021

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